Exhibit 12

J.C. Penney Company, Inc.
Computation of Ratios of Earnings to Fixed Charges
(Unaudited)

	52 Weeks	52 Weeks	53 Weeks	52 Weeks	52 Weeks
	Ended	Ended	Ended	Ended	Ended
($ in millions)	1/31/2015	2/1/2014	2/2/2013	1/28/2012	1/29/2011
Income/(loss) from continuing operations before income taxes	$(748)	$(1,886)	$(1,536)	$(229)	$581
Fixed charges:
Net interest expense	406	352	226	227	231
Interest income included in net interest	—	1	6	8	11
Loss on extinguishment of debt, bond premiums and unamortized costs	34	114	—	—	20
Estimated interest within rental expense	98	99	101	104	102
Total fixed charges	538	566	333	339	364
Total earnings available for fixed charges	$(210)	$(1,320)	$(1,203)	$110	$945
Ratio of earnings to fixed charges	(0.4)	(2.3)	(3.6)	0.3	2.6
Coverage deficiency	748	1,886	1,536	—	—